SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Rivulet Media, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09065C502
(CUSIP Number)

Mike Witherill
1206 E. Warner Road, Suite 101-I
Gilbert, Arizona 85296
(480) 225-4052

Aaron Klusman
1206 E. Warner Road, Suite 101-I
Gilbert, Arizona 85296
(480) 225-4052

Debbie Rasmussen
1206 E. Warner Road, Suite 101-I
Gilbert, Arizona 85296
(480) 225-4052
(Name, Address and Telephone Number of Peron Authorized to Receive Notices and Communications)

July 6, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065C502	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS
Mike Witherill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✠
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER		11,000,000 shares of Common Stock
OF
SHARES	8	SHARED VOTING POWER
BENEFIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		11,000,000 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ✠
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
12.51%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 09065C502	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
Aaron Klusman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✠
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER		31,265,983 shares of Common Stock
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		31,265,983 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
31,265,983 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
35.57%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 09065C502	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS
Debbie Rasmussen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✠
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER		31,265,982 shares of Common Stock
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		31,265,982 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
31,265,982 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
35.57%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 09065C502	Page 4 of 6 Pages

Introductory Note.

The Report on Schedule 13D relating to the common stock, $0.0001 par value (the “Shares”), of Rivulet Media, Inc., a Delaware corporation (the “Issuer” or “Rivulet”), initially filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2020 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Initial Schedule 13D remains unchanged.

This Amendment is being filed to reflect a transfer of Shares by Klusman Family Holdings, LLC and Debbie Rasmussen to a third party.

Item 3.
Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Mr. Witherill obtained beneficial ownership of the 11,000,000 Shares reported in this Schedule 13D by virtue of his status as sole manager of Blue Scout Enterprises LLC. Blue Scout Enterprises LLC received the 11,000,000 Shares in connection with a merger between Rivulet Films, Inc. and Rivulet Films LLC pursuant to an Agreement and Plan of Merger dated April 8, 2020 (the “Merger”). The Merger closed on April 13, 2020.

Mr. Klusman obtained beneficial ownership of the 31,265,983 of the Shares reported in this Schedule 13D by virtue of his status as sole member of Klusman Family Holdings, LLC. Klusman Family Holdings, LLC received 31,265,983 Shares in connection with the Merger. Prior to that, Klusman Family Holdings, LLC purchased 2,182,117 Shares pursuant to a Stock Purchase Agreement dated March 24, 2020 (the “SPA”). The source of funds for the purchase was a loan evidenced by a Convertible Promissory Note dated March 24, 2020, in the principal amount of $215,000 (the “Note”), made by Ms. Rasmussen and Klusman Family Holdings, LLC, as borrowers, payable to Dan Crosser, a third party, as lender.

Ms. Rasmussen obtained beneficial ownership of the 31,265,982 of the Shares reported in this Schedule 13D in connection with the Merger. Prior to that, Ms. Rasmussen purchased 2,182,118 Shares pursuant to the SPA. The source of funds for the purchase was the loan evidenced by the Note. Ms. Rasmussen is Mr. Witherill’s wife. Mr. Witherill disclaims beneficial ownership of the Shares owned by Ms. Rasmussen, and this Schedule 13D cannot be deemed an admission that Mr. Witherill is the beneficial owner of those securities for purposes of Section 16 or for any other purpose.

Under the terms of the Note, Mr. Crosser was entitled to convert the outstanding principal amount into an aggregate of 4,364,235 Shares. On June 30, 2020, Mr. Crosser provided notice of his election to convert the Note into such Shares. Accordingly, on July 6, 2020, Ms. Rasmussen transferred 2,182,118 Shares and Klusman Family Holdings, LLC transferred 2,182,117 Shares to Mr. Crosser. As a result, the number of Shares beneficially owned by Ms. Rasmussen was reduced to 31,265,982 and the number of Shares beneficially owned by Mr. Klusman was reduced to 31,265,983.

Item 4.
Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The purpose of the transaction is to own and control a movie production company. To this end, several transactions have taken place:

(a)          The Issuer entered into the Agreement and Plan of Merger dated April 8, 2020 with Rivulet Films, Inc. and Rivulet Films LLC. The Merger closed on April 13, 2020.

CUSIP No. 09065C502	Page 5 of 6 Pages

(b)           Mr. Witherill obtained beneficial ownership of 11,000,000 Shares following the Merger by virtue of his status as sole manager of Blue Scout Enterprises LLC. Mr. Klusman obtained beneficial ownership of 2,182,117 Shares as a result of the SPA and of 31,265,983 Shares following the Merger by virtue of his status as sole member of Klusman Family Holdings, LLC. Ms. Rasmussen obtained beneficial ownership of 2,182,118 Shares as a result of the SPA and of 31,265,982 Shares following the Merger.

Subsequently, on July 6, 2020, Klusman Family Holdings, LLC transferred 2,182,117 Shares and Ms. Rasmussen transferred 2,182,118 Shares to a third party pursuant to the Note.

(d)           Following the closing of the SPA, all sitting directors and officers of the Issuer were removed and replaced by Mr. Witherill and Mr. Klusman.

There are currently no plans or proposals which the reporting persons may have for future transactions that relate to or would result in any of the actions reportable in this Item 4.

Item 5.
Interest in Securities of Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           The responses of Messrs. Witherill and Klusman and Ms. Rasmussen to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Mr. Witherill’s beneficial ownership is by virtue of the 11,000,000 Shares held by Blue Scout Enterprises LLC, of which Mr. Witherill is sole manager. Ms. Rasmussen is Mr. Witherill’s wife. Mr. Witherill disclaims beneficial ownership of the Shares owned by Ms. Rasmussen, and this Schedule 13D cannot be deemed an admission that Mr. Witherill is the beneficial owner of those securities for purposes of Section 16 or for any other purpose.

Mr. Klusman’s beneficial ownership is by virtue of 31,265,983 Shares owned by Klusman Family Holdings, LLC, of which Mr. Klusman is sole member.

 (b)           The responses of Messrs. Witherill and Klusman and Ms. Rasmussen to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Mr. Witherill’s power to vote or dispose of the Shares is by virtue of 11,000,000 Shares held by Blue Scout Enterprises LLC, of which Mr. Witherill is sole manager.

Mr. Klusman’s power to vote or dispose of the Shares is by virtue of 31,265,983 Shares owned by Klusman Family Holdings, LLC, of which Mr. Klusman is sole member.

(c)           Ms. Rasmussen and Klusman Family Holdings, LLC purchased an aggregate of 4,364,235 Shares pursuant to the SPA. The aggregate amount of consideration for the purchase was $215,000. Mr. Witherill obtained beneficial ownership of 11,000,000 Shares following the Merger. Mr. Klusman obtained beneficial ownership of 2,182,117 Shares as a result of the SPA and of 31,265,983 Shares following the Merger. Ms. Rasmussen obtained beneficial ownership of 2,182,118 Shares as a result of the SPA and of 31,265,982 Shares following the Merger.

Subsequently, on July 6, 2020, Klusman Family Holdings, LLC transferred 2,182,117 Shares and Ms. Rasmussen transferred 2,182,118 Shares to a third party pursuant to the Note.

(d)       To the knowledge of Messrs. Witherill and Klusman and Ms. Rasmussen, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

CUSIP No. 09065C502	Page 6 of 6 Pages

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On March 24, 2020, Ms. Rasmussen and Klusman Family Holdings, LLC, as borrowers, executed the Note in the principal amount of $215,000 payable to Dan Crosser, as lender. Under the terms of the Note, Mr. Crosser was entitled to convert the outstanding principal amount into an aggregate of 4,364,235 Shares. On June 30, 2020, Mr. Crosser provided notice of his election to convert the Note into such Shares. Accordingly, on July 6, 2020, Ms. Rasmussen transferred 2,182,118 Shares and Klusman Family Holdings, LLC transferred 2,182,117 Shares to Mr. Crosser.

Item 7.
Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit D – Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2020

/s/ Mike Witherill
Mike Witherill

/s/ Aaron Klusman
Aaron Klusman

/s/ Debbie Rasmussen
Debbie Rasmussen

Exhibit D

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Rivulet Media, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

/s/ Mike Witherill
Mike Witherill

/s/ Aaron Klusman
Aaron Klusman

/s/ Debbie Rasmussen
Debbie Rasmussen

D-1